AB

50
3/6/03

03014182

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48557

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: 1st Discount Brokerage, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

515 No. Flagler Drive, Suite 703
(No. and Street)

West Palm Beach, Florida 33401
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
William H. Corley, Jr. 561-515-3220
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Stephen R. Rotroff, CPA, P. A.
(Name – *if individual, state last, first, middle name*)

130 Wimbledon Circle, Heathrow, Florida 32746
(Address) (City) (State) (Zip Code)

SEC MAIL PROCESSING SECTION RECEIVED FEB 28 2003 WASH. D.C. 165

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED APR 04 2003 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

19

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William H. Corley, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of 1st Discount Brokerage, Inc., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT
Title

Notary Public

DAYLI ALEMAN
MY COMMISSION EXPIRES May 6, 2006
#DD 115237
Bonded thru Notary Public Underwriters
NOTARY PUBLIC, STATE OF FLORIDA

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

1ST DISCOUNT BROKERAGE, INC.
(A WHOLLY-OWNED SUBSIDIARY OF
1ST INTERNET GROUP, INC.)
FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2002
AND
REPORT OF INDEPENDENT
CERTIFIED PUBLIC ACCOUNTANT

1ST DISCOUNT BROKERAGE, INC.
(A WHOLLY-OWNED SUBSIDIARY OF 1ST INTERNET GROUP, INC.)
FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2002

TABLE OF CONTENTS

STEPHEN R. ROTROFF, CPA, P.A.
Certified Public Accountant and Consultant

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANT

To The Stockholder and Board of Directors
1st Discount Brokerage, Inc.

I have audited the accompanying statement of financial condition of 1st Discount Brokerage, Inc., a wholly-owned subsidiary of 1st Internet Group, Inc., as of December 31, 2002, and the related statements of operations and changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of 1st Discount Brokerage, Inc. a wholly-owned subsidiary of 1st Internet Group, Inc. at December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying reconciliation of net capital is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly presented in all material respects in relation to the basic financial statements taken as a whole.

Stephen R. Rotroff, CPA, P.A.

February 20, 2003

130 Wimbledon Circle, Heathrow, FL 32746 O 407.942.0016 C 561.289.0256 F 407.942.0017 srotroffcpa@msn.co

1ST DISCOUNT BROKERAGE, INC.
(A WHOLLY-OWNED SUBSIDIARY OF 1ST INTERNET GROUP, INC.)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

Cash and cash equivalents	$ 322,712
Cash deposit with clearing broker	250,000
Due from clearing broker	1,696,453
Accounts receivable	30,804
Receivable from limited liability corporation	22,473
Prepaid expenses and other current assets	129,012
Securities Purchased, Not Yet Sold	733,365
Furniture and equipment, net	15,721
Investments in securities at cost	55,800
Other long-term assets	58,822
Due from related parties	39,420
	$ 3,354,582

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Accounts payable	635,181
Accrued expenses	11,201
Commissions payable	677,148
Commissions payable - related party	5,385
Due to parent	248,367
Total liabilities	1,577,282
Stockholder's equity:	
Common stock, no par value; 100,000 shares authorized, 1,250 shares issued and outstanding	1,322,496
Retained earnings	454,804
Total stockholder's equity	1,777,300
	$ 3,354,582

The accompanying notes are an integral part of these financial statements.

1ST DISCOUNT BROKERAGE, INC.
(A WHOLLY-OWNED SUBSIDIARY OF 1ST INTERNET GROUP, INC.)
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2002

Revenues:	
Commissions and fees	$ 8,410,040
Earnings from limited liability corporation	1,603,101
Interest	279,343
Other	202,186
Net realized and unrealized gains	(15,812)
	10,478,858
Expenses:	
Commissions, salaries and benefits	8,016,722
Clearing and execution costs	804,139
Management fees paid parent	750,000
Other expenses	748,376
Occupancy costs	169,742
Advertising and marketing	40,998
Communications	47,214
Interest	10,532
Depreciation and amortization	17,775
	10,605,498
Loss before provision for income benefit	(126,640)
Income tax benefit	37,000
Net loss	$ (89,640)

The accompanying notes are an integral part of these financial statements.

1ST DISCOUNT BROKERAGE, INC.
(A WHOLLY-OWNED SUBSIDIARY OF 1ST INTERNET GROUP, INC.)
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2002

	Common stock		Retained	
	Shares	Amount	earnings	Total
Balance, January 1, 2002	1,250	$ 1,322,496	$ 544,444	$ 1,866,940
Net loss	-	-	(89,640)	(89,640)
Balance, December 31, 2002	1,250	$ 1,322,496	$ 454,804	$ 1,777,300

The accompanying notes are an integral part of these financial statements.

1ST DISCOUNT BROKERAGE, INC.
(A WHOLLY-OWNED SUBSIDIARY OF 1ST INTERNET GROUP, INC.)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2002

Cash flow from operating activities:	
Net loss	$ (89,640)
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	17,775
Increase or decrease in assets and liabilities:	
Increase in due from clearing broker	(225,495)
Decrease in commissions receivable	328,552
Decrease in receivable from limited liability corporation	243,007
Increase in prepaid expenses and other assets	(68,312)
Decrease in investments in securities at cost	9,997
Increase in long-term assets	(58,822)
Decrease in due from officer	31,170
Decrease in due from related parties	34,263
Increase in accounts payable and accrued expenses	606,849
Increase in commissions payable	646,964
Decrease in commissions payable - related party	(701,547)
Increase in due parent company	248,367
Total cash provided by operating activities	1,023,128
Cash flow from investing activities:	
Purchase of securities	(708,256)
Total cash used in investing activities	(708,256)
Net increase in cash	314,872
Cash and cash equivalents, beginning of year	7,840
Cash and cash equivalents, end of year	$ 322,712
Supplemental disclosure of cash flow information:	
Cash paid during the year for interest	$ 10,532
Cash paid during the year for income taxes	$ -

The accompanying notes are an integral part of these financial statements.

1ST DISCOUNT BROKERAGE, INC.
(A WHOLLY-OWNED SUBSIDIARY OF 1ST INTERNET GROUP, INC.)
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2002

1. ORGANIZATION

1st Discount Brokerage, Inc. (the "Company") was incorporated on July 14, 1995 in the state of Florida. The Company is a registered broker-dealer with the Securities and Exchange Commission and the National Association of Securities Dealers. The Company became a wholly-owned subsidiary of 1st Internet Group, Inc. ("Parent") as of February 25, 1999.

The Company's main office is in West Palm Beach, Florida and the Company operates branch offices throughout the United States, including a large branch office in San Francisco, California. The Company's sources of revenue are derived from unsolicited discount brokerage transactions, institutional trading and as a registered investment advisor. The Company is an introducing broker-dealer and clears its trades through U. S. Clearing, a division of Fleet Securities, Inc. (the "Clearing Broker").

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash equivalents – The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents for the purposes of the statement of cash flows.

Cash deposit with clearing broker – Cash deposit with clearing broker consists of funds on deposit with the Clearing Broker pursuant the Company's clearing agreement. The agreement requires the Company to maintain a minimum of $250,000 as a clearing deposit based upon the level of securities inventory, the volume and size of transactions, and the type of business being conducted. As long as the Company continues to use the clearing and execution services of the Clearing Broker, the Company will be required to maintain the cash on deposit.

Due from clearing broker and commissions receivable – Due from clearing broker represents monies due the Company from the Clearing Broker. An allowance for doubtful accounts is not recorded since the Clearing Broker adjusts accounts monthly to actual collections.

Furniture and equipment - Furniture and equipment are recorded at cost. Repair and maintenance costs are charged to operations as incurred. When assets are retired or disposed of, the cost and accumulated depreciation are removed from the accounts, and any gains or losses are included in operations. Depreciation of furniture and equipment is provided utilizing the straight-line method over the estimated useful lives of the related assets, which range from five to seven years.

Investment in securities at cost - Investment in securities at cost represents warrants purchased as an investment. The warrants are carried at cost since it is not practicable to estimate fair value.

Securities transactions - Securities transactions, including commissions payable, are recorded on a trade date basis.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Advertising costs -Advertising costs are expensed as incurred. Advertising costs for the year ended December 31, 2002 were $14,725.

Income taxes – The Company's operations are reported as part of the consolidated income tax return of the Parent, 1st Internet Group, Inc. and subsidiaries. The income tax benefit is based on an allocation of the consolidated tax liabilities and benefits to the individual companies included in the group as if each company were filing on an individual basis.

Fair value of financial instruments - All of the Company's financial assets and liabilities are carried at market value or at amounts, which, because of their short-term nature, approximate current fair value.

Use of estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. RELATED PARTY TRANSACTIONS

Parent company transactions - The Company shares offices, administrative and occupancy expenses with its Parent and two related party corporations. The Company entered into a management agreement with the Parent on January 3, 2000. The agreement calls for a minimum management fee of $420,000 per annum. The agreement may be canceled or modified by the approval of each party upon thirty (30) days notice. For the twelve months ended December 31, 2002, the Company paid management fees of $750,000.

Stockholder transactions - The Company had an agreement with a stockholder of the Parent, a foreign broker operating in the Munich, Germany office, to pay commissions of 92.5% on all transactions generated by the broker and his staff. For the twelve months ended December 31, 2002, the broker was paid commissions totaling $3,211,607 and was owed $5,385 at December 31, 2002. The assets located in the Munich, Germany branch office are owned by the broker. As of December 31, 2002, the agreement has been cancelled.

Investment transaction - The Company owns a 2% interest in a limited liability corporation. The Company's investment of approximately $9,700 is stated at cost and reflected in other long-term assets. The membership agreement provides that the Company will be paid 50% of the profits or losses of the Company's profit center in the limited liability corporation. During the year ended December 31, 2002, the Company was paid $1,603,101 as its membership interest of the profits and recorded a receivable of approximately $22,500 at December 31, 2002.

4. FURNITURE, EQUIPMENT AND SOFTWARE

Furniture and equipment consisted of the following at December 31, 2002:

Furniture and fixtures	$ 31,335
Computer equipment	31,269
Equipment	23,919
Capitalized software	19,541
	106,064
Less accumulated depreciation and amortization	(90,343)
	$ 15,721

Depreciation and amortization expense for the twelve months ended December 31, 2002 was $17,725.

5. INCOME TAX BENEFIT

The income tax benefit consists of a federal tax benefit of approximately $32,000 (25.3%), and state tax benefit of approximately $5,000 (3.95%). The tax benefit of the Company is treated as if the Parent remitted the benefit to the Company and intercompany accounts were recorded accordingly.

6. COMMITMENTS AND CONTINGENCIES

The Company has entered into a lease agreement for its main office space at an initial rate of $3,240 per month. The lease contains per annum escalation clauses of $.50 per square foot. The lease commenced in May 2001 and expires in May 2008 with an option to renew that would extend the term to 2013.

On August 15, 2002, the Company entered into a sublease agreement for its branch office in California. The term of the sublease extends to August 31, 2004, and the rent during this period is $13,938 per month. The Company has an option to extend the lease until August 31, 2007.

6. COMMITMENT AND CONTINGENCIES (continued)

Rent expense for the year ended December 31, 2002 was $169,742, which includes approximately $1,900 paid for storage space. The following are future minimum lease payments as of December 31, 2002:

Year	
2003	$ 208,044
2004	153,470
2005	43,144
2006	44,322
2007	45,501
Thereafter	64,348
Total rent	$ 558,829

The Company has cash in excess of the amount insured by federal depository insurance on deposit with two banks. However, the Company does not believe the amounts are at risk since the banks are major national banks.

7. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

Retail customer transactions are cleared through the Clearing Broker on a fully disclosed basis. In the event that customers default in payments of funds or delivery of securities, the Clearing Broker may charge the Company for any loss incurred in satisfying customer obligations. Additional credit risk occurs if the Clearing Broker or affiliates do not fulfill their obligations. The Company regularly monitors the activity in its customer accounts for compliance with margin requirements.

Three customers domiciled in Germany accounted for approximately 48% of the Company's total revenue for the year ended December 31, 2002. However, as of December 31, 2002, those customers are no longer customers of the Company.

8. NET CAPITAL REQUIREMENTS

The Company's minimum net capital requirement under Rule 15c3-1 of the Securities and Exchange Commission is the greater of 6 2/3% of aggregate indebtedness or $100,000. The Company operates pursuant to the (K)(2)(ii) exemption under SEC Rule 15c3-3 and does not hold customer funds or securities. The Company is, therefore, exempt from the reserve formula calculations and possession or control computations. At December 31, 2002, the net capital, as computed, was $1,152,754. Consequently, the Company had excess net capital of $1,047,549

At December 31, 2002, the percentage of aggregate indebtedness to net capital was 136.9% versus an allowable percentage of 1500%.

9. RECONCILIATION OF NET CAPITAL

The difference in the net capital computation shown on the Company's December 31, 2002 FOCUS IIA, and the computation shown on the attached Computation and Reconciliation of Net Capital pursuant to SEC Rule 15c3-1 occurred from an audit adjustments to reduce the amount of unrealized loss on Securities Purchased, Not Yet Sold and to provide for an income tax benefit.

1ST DISCOUNT BROKERAGE, INC.
Computation and Reconciliation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
as of December 31, 2002

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Total stockholder's equity qualified for net capital		$ 1,777,300
Deductions:		
Non-allowable assets:		
Receivables	$ 110,080	
Rebates	117,194	
Securities not readily marketable	55,800	
Due from affiliates	39,420	
Employee advances	21,518	
Furniture and equipment	25,408	
Prepaid expenses, deposits and other	155,893	
Total non-allowable assets		525,313
Net capital before haircuts and securities positions		1,251,987
Haircuts:		
Money markets at 2%	26,221	
Securities (bonds)	73,012	
		99,233
Net capital		1,152,754
Minimum net capital requirements:		
6 2/3% of total aggregate indebtedness	105,205	
Minimum dollar net capital requirement of reporting broker dealer	100,000	
Net capital requirement (greater of above two minimum requirement amounts)		105,205
Net capital in excess of required minimum		$ 1,047,549
Excess net capital at 1000%		$ 995,026
Total aggregate indebtedness included in Statement of Financial Condition		$ 1,577,282
Percentage of aggregate indebtedness to net capital		136.83%

RECONCILIATION:

Net capital, per page 10 of the December 31, 2002 unaudited Focus Report, as filed	$ 1,082,264
Net audit adjustments	70,490
Net capital, per December 31, 2002 audited report, as filed	$ 1,152,754

The accompanying notes are an integral part of these financial statements

1ST DISCOUNT BROKERAGE, INC.
(A WHOLLY-OWNED SUBSIDIARY OF 1ST INTERNET GROUP, INC.)
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER SEC RULE 15c3-3 AS OF DECEMBER 31, 2002

1st Discount Brokerage, Inc. operates pursuant to the (k)(2)(ii) exemption under SEC Rule 15c3-3 and does not hold funds or securities. 1st Discount Brokerage, Inc. is, therefore, exempt from the reserve formula calculations and possession and control computations.

STEPHEN R. ROTROFF, CPA, P.A.
Certified Public Accountant and Consultant

REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING EXEMPTION FROM SEC RULE 15c3-3

Board of Directors
1st Discount Brokerage, Inc.

In planning and performing my audit of the financial statements of 1st Discount Brokerage, Inc. (the "Company") a wholly-owned subsidiary of 1st Internet Group, Inc. for the year ended December 31, 2002, I considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), I have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company, including tests of such practices that I considered relevant to the objectives stated in Rule 17a-5(g)(1) in making the periodic computations of aggregateindebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

130 Wimbledon Circle, Heathrow, FL 32746 O 407.942.0016 C 561.289.0256 F 407.942.0017 srotroffcpa@msn.com

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and the practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Stephen R. Rotstaff, CPA, P.A.

February 20, 2003